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18008599

SEC Mail Processing Section
AUG 24 2018
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KPG Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1790 Bonanza Drive, Suite 102

(No. and Street)

Park City	UT	84060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG (212) 668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP

(Name – *if individual, state last, first, middle name*)

132 Nassau Street	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth P. Gettinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KPG Capital Partners LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPG Capital Partners, LLC

Report on Audit of Financial Statements
and Supplementary Information

For the Year Ended June 30, 2018

Contents
For the Year Ended June 30, 2018

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Members of
KPG Capital Partners, LLC
1790 Bonanza Drive, Suite 102
Park City, UT 84060

Opinion on the Financial Statements

We have audited the accompanying balance sheet of KPG Capital Partners, LLC (the "Company") as of June 30, 2018, the related statements of operations, changes in members' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" has been subjected to audit procedures performed in conjunction with the audit of the KPG Capital Partners, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2014.

New York, NY
August 3, 2018

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
June 30, 2018

ASSETS	
Cash	$ 103,634
Accounts Receivable	744,066
Prepaid Expenses	18,352
Security Deposit	8,685
TOTAL ASSETS	$ 874,737
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES:	
Accounts Payable and Accrued Expenses	$ 10,884
COMMITMENTS AND CONTINGENCIES (Notes 3 & 5)	
MEMBERS' EQUITY	863,853
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 874,737

See Independent Auditors' Report and
Notes to Financial Statements.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Operations
For the Year Ended June 30, 2018

REVENUE:	
Management Fees	3,467,097
Incentive Fees	356,296
Total Revenue	3,823,393
OPERATING EXPENSES:	
Salaries, commissions and related costs	2,287,071
Rent expense	28,282
Dues and subscriptions	9,005
Data services	24,054
Professional fees	1,095,791
Office and other expenses	17,793
Regulatory fees	40,742
Insurance	25,917
Travel & entertainment expenses	131,981
Telephone	5,061
Total expenses	3,665,697
NET INCOME	$ 157,696

See Independent Auditors' Report and
Notes to Financial Statements.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Members' Equity
For the Year Ended June 30, 2018

MEMBERS' EQUITY, JUNE 30, 2017	$	706,157
Net income		157,696
MEMBERS' EQUITY, JUNE 30, 2018	$	863,853

See Independent Auditors' Report and
Notes to Financial Statements.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the Year Ended June 30, 2018

OPERATING ACTIVITIES:		
Net income	$	157,696
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in receivables		(140,021)
Increase in prepaid assets		(5,631)
Increase in security deposits		(5,000)
Decrease in accounts payable and accrued expenses		(7,063)
Net cash used by operating activities		(18)
NET DECREASE IN CASH		(18)
CASH AT BEGINNING OF YEAR		103,652
CASH AT END OF YEAR	$	103,634
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
CASH PAID DURING THE YEAR FOR:		
INTEREST	$	-
TAXES	$	-

See Independent Auditors' Report and
Notes to Financial Statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Nature of Business

KPG Capital Partners, LLC (the "LLC") was formed on December 16, 2011 as a Delaware limited liability company and is solely owned by Ken Gettinger individually. The LLC began operations as a broker dealer on March 27, 2013 as a member of the Financial Industry Regulatory Authority, and is exempt from the requirements of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities. The LLC's primary business activity is to raise capital and receive management and/or incentive fees based on capital raised.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents - The LLC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The LLC's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The LLC has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue recognition - The LLC earns management fees based on a percentage of capital introduced to its customers, as well as incentive fees based on performance of the capital invested into the customers. Revenues are recorded on the accrual basis.

Income taxes – The LLC is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the personal tax return of the sole member.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments

Office Space: The LLC leases its office space under two leases which expire on 11/30/2018 and 1/31/19. The future minimum rental commitment through termination is:

Year	Amount
2019	24,180

4. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2018, the LLC had net capital of $92,750 which was $87,750 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 12%.

5. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Subsequent Events

The LLC has evaluated all subsequent events from the date of the balance sheet through August 3, 2018, which represents the date these financial statements are available to be issued. There were no events or transactions occurring during the subsequent event reporting period which require recognition or disclosure in the financial statements.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2018

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 863,853
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	(771,103)
NET CAPITAL	$ 92,750
AGGREGATE INDEBTEDNESS:	
Account Payable and Accrued Expenses	$ 10,884
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	5,000
Excess net capital	$ 87,750
Excess net capital at 1,000 percent	$ 87,750
Percentage of aggregate indebtedness to net capital	12%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2018

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Computation for Determination of the Reserve Requirements and Information Relating
to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended June 30, 2018

The Company claims exemption from the requirements of Rule 15c3-3, under section (k)(2)(i) of the Rule.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Exemption Report
For the Year Ended June 30, 2018

KPG Capital Partners, LLC claims exemption from Rule 15c3-3 under SEC Rule 15c3-3 section (k) paragraph 2 for the period from July 1, 2017 through June 30, 2018. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of KPG Capital Partners, LLC." To our best knowledge and belief, we did not identify any exceptions to this exemption during the referenced period.

Signature:

Title: CEO

Date: 8/7/2018

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
KPG Capital Partners, LLC
1790 Bonanza Drive, Suite 102
Park City, UT 84060

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KPG Capital Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which KPG Capital Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i), (the "exemption provisions") and (2) KPG Capital Partners, LLC stated that KPG Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. KPG Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KPG Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
August 3, 2018

KPG CAPITAL PARTNERS, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended June 30, 2018

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
KPG Capital Partners, LLC
1790 Bonanza Drive, Suite 102
Park City UT 84060-7503

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by KPG Capital Partners, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of KPG Capital Partners, LLC for the year ended June 30, 2018, solely to assist you and SIPC in evaluating the KPG Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). KPG Capital Partners, LLC's management is responsible for the KPG Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1- Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2- Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018 with the Total Revenue amount reported in the Form SIPC-7 for the year ended June 30, 2018, noting no differences;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4- Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP (NY)
August 3, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended June 30, 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KPG Capital Partners, LLC
1790 Bonanza Drive, Suite 102
Park City UT 84060-7503
8-69158

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg (212) 668-8700

2. A. General Assessment (item 2e from page 2) $5,735

B. Less payment made with SIPC-6 filed (exclude interest) (2,807)
January 16, 2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,928

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $2,928

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ]
Total (must be same as F above) $2,928

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KPG Capital Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Accountant
(Title)

Dated the 12th day of July, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2017
and ending June 30, 2018

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,823,393
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$3,823,393
2e. General Assessment @ .0015 Rate effective 1/1/2017	$5,735
	(to page 1, line 2.A.)

KPG CAPITAL PARTNERS, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended June 30, 2018

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 3,823,393
Additions	-
Deductions	-
SIPC Net Operating Revenues	$ 3,823,393

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 3,823,393
General Assessment	5,735

Assessment Remittance:

Less: Payment made with Form SIPC-6 in January, 2018	(2,807)
Assessment Balance Due	$ 2,928

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended June 30, 2018:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 3,823,393
SIPC Net Operating Revenues as computed above	3,823,393
Difference	$ -